April 24, 2007

Mail Stop 3561

By Facsimile and U.S. Mail

Mr. William Dillard, II
Chairman and Chief Executive Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas   72201

> Re: **Dillard's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2006**
> **Filed April 3, 2006**
> **File No. 1-6140**

Dear Mr. Dillard:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief